SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                    FORM 6-K


                        Report of Foreign Private Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                         For the month of August 2003

                              RYANAIR HOLDINGS PLC
                (Translation of registrant's name into English)

                     c/o Ryanair Ltd Corporate Head Office
                                 Dublin Airport
                             County Dublin Ireland
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X.. Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

                               Yes ..... No ..X..


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________





                       RYANAIR LAUNCHES THREE NEW ROUTES
                       TO VENICE, GOTHENBURG & BARCELONA

                         125,000 FREE SEAT CELEBRATION


Ryanair, Europe's No.1 low fares airline, today (13th August 2003) added three new routes to its existing 125 European route network and to celebrate announced a 125,000 FREE seat sale - all you pay is the taxes.

Daily flights will commence on the following new routes from October and can be booked online at www.ryanair.com from today:

Glasgow-Prestwick - Gothenburg

Bournemouth - Barcelona-Girona

Frankfurt-Hahn - Venice-Treviso

The airline is also doubling its frequency on its Glasgow-Prestwick - Bournemouth service to two flights a day from 16th October.

Ryanair's Head of Communications, Paul Fitzsimmons, said:

        "Over the last year Ryanair launched 50 new routes throughout Europe. Today, we are announcing three new routes which will commence in October 2003. The new route to Barcelona Girona from Bournemouth is in response to the huge public demand for services to the popular Spanish region, and will replace the existing service from Bournemouth to Frankfurt Hahn. This brings Ryanair's European route network to 127, and confirms Ryanair's position as Europe's No.1 low fares airline.

        "Fares for these new routes will start at EUR 19.99 (Frankfurt-Hahn - Venice Treviso), GBP39.99 (Glasgow-Prestwick - Gothenburg), and EUR49.99 (Bournemouth-Barcelona-Girona), and are available now at www.ryanair.com."


Ends     13th August 2003

For further information:

Paul Fitzsimmons - Ryanair Pauline McAlester - Murray Consultants

Tel: 00 353 1 812 1228     Tel: 00 353 1 4908 300


RYANAIR'S 125,000 FREE* SEAT SALE

ROUTE DETAILS

From                   To

Frankfurt-Hahn         Bournemouth, Bologna-Forli, Gothenburg, London,
(50,000 FREE seats)    Malmo, Stockholm-Skavsta, Venice-Treviso.

Glasgow-Prestwick      Bournemouth, Dublin, Stockholm-Skavsta, London
(50,000 FREE Seats)    and Oslo-Torp

Venice-Treviso         Brussels-Charleroi, London and Frankfurt-Hahn
(25,000 FREE seats)

TERMS AND CONDITIONS

*Offer FREE seats excluding taxes and charges on routes specified above

Booking         Wed 13 August - midnight Thu 14 Aug 2003
Period

Travel          01-September - 30 November 2003
Period

Applicable      Tuesday, Wednesday, Thursday
Days

Blackout        25-30 September and 09-21 October 2003
Period


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

                                    RYANAIR HOLDINGS PLC


Date:  13 August 2003

                                    By:___/s/ Howard Millar____

                                    H Millar
                                    Company Secretary & Finance Director